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                                                                    EXHIBIT 12.4

                           PSEG ENERGY HOLDINGS L.L.C.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                  For the Three
                                                   Months Ended                 For the Years Ended
                                                     March 31,                     December 31,
                                                 --------------------------------------------------------------
                                                    2006      2005     2005     2004     2003    2002     2001
                                                 --------------------------------------------------------------
Earnings as Defined in Regulation S-K (A):

Pre-tax Income (Loss) from Continuing
Operations                                            $40      $81     $269     $199     $249   $(369)    $237
(Income)/Loss from Equity Investees, Net of
Distributions                                         (23)       1      (28)      78       60      (2)     (59)
Fixed Charges                                          51       58      214      224      215     219      186
Capitalized Interest                                   --        --      (1)      (3)     (10)    (12)     (13)
                                                 --------------------------------------------------------------
Total Earnings                                        $68     $140     $454     $498     $514   $(164)    $351
                                                 ==============================================================

Fixed Charges as Defined in Regulation S-K (B)


Interest Expense                                      $50      $58     $213     $223     $214    $218     $183
Interest Factor in Rentals                              1       --        1        1        1       1        3
                                                 --------------------------------------------------------------
Total Fixed Charges                                   $51      $58     $214     $224     $215    $219     $186
                                                 ==============================================================

Ratio of Earnings to Fixed Charges (C)               1.33     2.41     2.12     2.22     2.39   (0.75)    1.88
                                                 ==============================================================
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 (A)  The term "earnings" is defined as pre-tax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C) The ratio of earnings to fixed charges for the year ended December 31, 2002, were (0.64), as noted above, which represents a deficiency of $379 million.